Todd E. Mason | 212 692 6731 | tmason@mintz.com	Chrysler Center 666 Third Avenue New York, NY 10017 212-935-3000 212-983-3115 fax www.mintz.com
August 3, 2009
VIA EDGAR TRANSMISSION
Matthew Crispino, Esq.
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 4561
Washington, D.C. 20549
Re:	Majesco Entertainment Company Amendment No. 1 to Form 10-K for the Fiscal Year Ended October 31, 2008 Filed July 31, 2009 File No. 001-32404
Ladies and Gentlemen:
     We respond as follows to the Staff’s legal comments dated August 3, 2009 (the “Comment Letter”) relating to the above-captioned Amendment No. 1 to Majesco Entertainment Company’s Annual Report on Form 10-K (the “Annual Report”). Please note that for the Staff’s convenience, we have recited the Staff’s comment and provided our response to it immediately thereafter.
     Item 9A(T). Controls and Procedures
     Management’s Annual Report on Internal Control Over Financial Reporting
1.	Please confirm, if correct, that management completed its assessment of the effectiveness of the company’s internal control over financial reporting as of October 31, 2008 on or before January 29, 2009, the date the company filed its Form 10-K, and that management’s conclusion regarding the effectiveness of the company’s internal controls was based on this assessment.
Response: We confirm that management completed its assessment of the effectiveness of the company’s internal control over financial reporting as of October 31, 2008 prior to January 29, 2009, the date the company filed its Form 10-K, and that management’s conclusion regarding the effectiveness of the company’s internal controls was based on that assessment.
     Please call the undersigned at (212) 692-6731 with any comments or questions regarding the Annual Report and please send a copy of any written comments to the undersigned at the following address:
Todd E. Mason, Esq.
Boston | Washington | New York | Stamford | Los Angeles | Palo Alto | San Diego | London

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Securities and Exchange Commission
August 3, 2009

Mintz, Levin, Cohn, Ferris,
Glovsky and Popeo, P.C.
666 Third Avenue
New York, NY 10017
Fax: (212) 983-3115

Very truly yours, Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
/s/ Todd E. Mason
Todd E. Mason, Esq., Member

cc:	Securities and Exchange Commission (Barbara C. Jacobs, Esq., Assistant Director)

Securities and Exchange Commission (Kevin Dougherty, Esq., Staff Attorney)

Majesco Entertainment Company (Adam Sultan, Esq., General Counsel)